Exhibit 99.1
Jumia reports First Quarter 2023 results
Significant reduction in losses and progress towards profitability

Operating loss decreased by 54% and 49% in constant currency, year-over-year
Gross Profit increased by 5% and 24% in constant currency, year-over-year
Lagos, May 23, 2023 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the first quarter ended March 31, 2023.
Results highlights for the first quarter 2023

	For the three months ended March 31
	As reported		YoY Change	Constant currency	YoY Change
In USD million, unless otherwise stated	2022	2023		2023
Quarterly Active Consumers (million)	3.1	2.4	(22.5)%	n.a.	n.a.
Orders (million)	9.3	6.9	(25.8)%	n.a.	n.a.
Gross Merchandise Value (“GMV”)	252.7	198.2	(21.6)%	236.7	(6.3)%
Total Payment Value (“TPV”)	70.7	48.6	(31.3)%	61.3	(13.3)%
TPV as % of GMV	28.0%	24.5%		25.9%

Revenue	47.6	46.3	(2.8)%	58.8	23.6%
Gross Profit(1)	27.2	28.6	5.0%	33.7	23.6%
Fulfillment expense(1)	(24.1)	(16.0)	(33.8)%	(18.8)	(22.2)%
Sales and Advertising expense	(18.8)	(5.8)	(69.1)%	(6.6)	(65.0)%
Technology and Content expense	(13.0)	(11.8)	(9.0)%	(12.8)	(1.0)%
G&A expense, excluding SBC(1)	(29.9)	(25.1)	(16.0)%	(28.4)	(5.0)%
Adjusted EBITDA	(55.3)	(27.0)	(51.1)%	(29.2)	(47.2)%
Operating Loss	(66.4)	(30.9)	(53.5)%	(33.5)	(49.5)%
_________________________
(1) Restated figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘, and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. Impact of the restatement and reclassifications does not exceed 2% of previously reported figures. We have provided in appendix restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.

“We are committed to taking the business to profitability and the first quarter of 2023 results demonstrate very good progress towards this goal. Operating loss decreased by 54% year-over-year to $31 million, its lowest quarterly level in over 4 years. Our cost reduction initiatives are clearly bearing fruit, with all operating costs decreasing in the first quarter of 2023, both sequentially and on a year-over-year basis,” commented Francis Dufay, CEO of Jumia.

“We are very encouraged by this progress and are now redoubling our efforts to drive sustainable long-term growth for the business. We are equally focused on both cost efficiency and usage growth. The macro environment has been challenging over the past few quarters, which negatively impacted our growth trajectory. Notwithstanding these temporary headwinds, we have significant growth runway in our markets and are strengthening the fundamentals of our business and consumer value proposition to capture this vast opportunity.”

SELECTED OPERATIONAL KPIs
1.Marketplace KPIs

	For the three months ended
	As Reported		YoY Change	Constant currency	YoY Change
	2022	2023		2023
Quarterly Active Consumers (million)	3.1	2.4	(22.5)%	n.a.	n.a.
Orders (million)	9.3	6.9	(25.8)%	n.a.	n.a.
GMV (USD million)	252.7	198.2	(21.6)%	236.7	(6.3)%
•Quarterly Active Consumers, Orders and GMV declined by 22%, 26% and 22% year-over-year respectively. Usage metrics were negatively affected by a combination of factors in the first quarter of 2023:
◦Continued macro challenges with high inflation affecting consumers’ spending power as well as sellers’ ability to source goods. We also faced a challenging operating environment during the quarter in Nigeria with protests related to the withdrawal of high-denomination currency notes and security concerns around the election period in February 2023. As of the date of this release, these disruptions in Nigeria have subsided.
◦Deliberate product and service portfolio recalibration, moving away from unprofitable categories with limited consumer lifetime value. As part of that, we have suspended our first party grocery offering in most countries while we have significantly reduced promotional intensity behind a number of services on the JumiaPay app. JumiaPay app services accounted for over 25% of GMV decline and over 40% of Orders decline in the first quarter of 2023. JumiaPay app services, combined with the FMCG category, which includes grocery products, accounted for 55% of the decline of items sold and 34% of GMV decrease during the quarter.
◦Foreign exchange effects contributed 15 percentage points to the GMV decrease of 21.6% year-over-year, with 9 out of 10 local currencies depreciating against the US Dollar. The Egyptian Pound and Ghanaian Cedi depreciated by more than 80% against the US Dollar, while the Nigerian Naira, Kenyan Shilling and South African Rand depreciated by over 10%.
•Notwithstanding these challenges, we believe in our ability to generate sustainable, long-term growth for the business and are working on a comprehensive plan to enhance the fundamentals of our platform.

2.JumiaPay KPIs

	For the three months ended
	As Reported		YoY Change	Constant currency	YoY Change
	2022	2023		2023
TPV (USD million)	70.7	48.6	(31.3)%	61.3	(13.3)%
JumiaPay Transactions (million)	3.2	2.0	(37.8)%	n.a.	n.a.
•TPV was $48.6 million, down 31% year-over-year and down 13% on a constant currency basis, with foreign exchange effects being a significant headwind to TPV performance, particularly the 87% depreciation of the Egyptian Pound vs. the US Dollar. The decline in JumiaPay app TPV accounted for almost 60% of the total TPV decline and was a result of our decision to move away from highly promotional services on the app that drive limited consumer lifetime value.
This development also led to a decline in TPV penetration from 28% in the first quarter of 2022 to 25% in the first quarter of 2023, despite an increase in TPV penetration in both our physical goods and food delivery platforms.
•JumiaPay Transactions reached 2.0 million in the first quarter of 2023, down 38% year-over-year. Transactions decline on the JumiaPay app accounted for over 80% of the overall JumiaPay Transactions decline. 29% of Orders placed on the Jumia platform in the first quarter of 2023 were completed using JumiaPay, compared to 34% in the first quarter of 2022. The decline in penetration was mostly attributable to the reduction of JumiaPay app services in the Transactions mix, with JumiaPay Transactions penetration as % of Orders increasing in both physical goods and food delivery platforms.
•JumiaPay remains a core priority for us and we are working on making it an even more effective enabler of our e-commerce business, by reducing the inefficiencies associated with cash-on delivery. As part of that, we have rolled out JumiaPay payment on delivery in Kenya and achieved great initial success with 20% of post-paid Orders in Kenya completed using JumiaPay in March 2023.

SELECTED FINANCIAL INFORMATION

	For the three months ended
	As Reported		YoY Change	Constant currency	YoY Change
(USD million)	2022	2023		2023
Revenue	47.6	46.3	(2.8)%	58.8	23.6%
Marketplace revenue	26.4	27.4	3.9%	31.8	20.8%
Commissions	8.6	12.1	40.0%	13.9	60.8%
Fulfillment	8.0	6.3	(20.7)%	7.2	(9.9)%
Marketing & Advertising	2.7	2.7	0.3%	3.5	31.9%
Value Added Services	7.1	6.3	(11.0)%	7.3	2.3%
First Party revenue	19.7	18.4	(6.6)%	26.4	34.5%
Other revenue	1.6	0.5	(68.2)%	0.5	(66.1)%

Gross Profit(1)	27.2	28.6	5.0%	33.7	23.6%

Fulfillment expense(1)	(24.1)	(16.0)	(33.8)%	(18.8)	(22.2)%
Sales and Advertising expense	(18.8)	(5.8)	(69.1)%	(6.6)	(65.0)%
Technology and Content expense	(13.0)	(11.8)	(9.0)%	(12.8)	(1.0)%
General and Administrative expense ("G&A")(1)	(38.3)	(26.0)	(32.0)%	(29.3)	(23.4)%
of which Share Based Compensation ("SBC")	(8.4)	(0.9)	(88.8)%	(1.0)	(88.6)%
G&A expense, excluding SBC(1)	(29.9)	(25.1)	(16.0)%	(28.4)	(5.0)%

Adjusted EBITDA	(55.3)	(27.0)	(51.1)%	(29.2)	(47.2)%

Operating loss	(66.4)	(30.9)	(53.5)%	(33.5)	(49.5)%
_________________________
(1) Restated figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘, and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. Impact of the restatement and reclassifications does not exceed 2% of previously reported figures. We have provided in appendix restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.
Revenue
•Revenue reached $46.3 million in the first quarter of 2023, down 3% on a year-over-year basis and up 24% on a constant currency basis, mostly driven by First Party revenue performance. First Party revenue was $18.4 million, down 7% on a year-over-year basis, mainly as a result of the scale-back of the grocery sub-category, which was largely undertaken on a first-party basis.
•Marketplace revenue reached $27.4 million in the first quarter of 2023, up 4% on a year-over-year basis and 21% on a constant currency basis.
◦Commissions was the fastest growing Marketplace revenue stream, increasing by 40% year-over-year and 61% on a constant currency basis. This growth was the result of commission take-rate increases implemented in mid-2022.
◦Marketing & Advertising revenue was stable year-over-year and up 32% on a constant currency basis. Foreign exchange effects resulted in a significant headwind to growth for this revenue line due to high weight of the Egyptian Pound in the marketing revenue mix and its year-over-year depreciation by 87% against the US Dollar in the first quarter of 2023.
◦Value Added Services revenue, which predominantly includes logistics revenue from sellers, and Fulfillment revenue, which includes shipping fees from consumers, decreased by 11% and 21% year-over-year, in parallel with a decline in volumes. However, we are improving the monetization of our logistics services and the pass-through of our fulfillment costs. The ratio of the sum of Fulfillment and Value Added Services revenue over Fulfillment expense increased from 62% in the first quarter of 2022 to a record high of 79% in the first quarter of 2023.
Gross Profit
Gross profit reached $28.6 million in the first quarter of 2023, up 5% year-over-year or 24% on a constant currency basis. Gross Profit margin as a percentage of GMV reached 14.4% compared to 10.8% in the first quarter of 2022, as a result of commission take-rate increases implemented mid-2022.
Fulfillment Expense
Fulfillment expense amounted to $16.0 million, down 34% year-over-year and 22% on a constant currency basis, in parallel with the decline in Orders. Fulfillment expense per Order, excluding JumiaPay app Orders, which do not incur logistics costs, decreased by 20% from $3.1 in the first quarter of 2022 to $2.5 in the first quarter of 2023. This efficiency improvement reflects the early signs of success of multiple initiatives being implemented across our logistics chain. These include optimizing our footprint and logistics routes, improving warehousing staff management and productivity, reducing packaging costs and many more.
Sales and Advertising Expense
Sales & Advertising expense amounted to $5.8 million in the first quarter of 2023, down 69% year-over-year and 65% on a constant currency basis, as we bring more discipline to our marketing investments. This discipline led to an improvement of marketing efficiency ratios with Sales & Advertising expense per Order decreasing by 58% to $0.8 from $2.0 in the first quarter of 2022. As a percentage of GMV, Sales & Advertising expense improved by 451 basis points from 7.5% of GMV in the first quarter of 2022 to 2.9% in the first quarter of 2023.

As we reduce our marketing budgets, we remain committed to driving profitable long-term growth for Jumia. This reflects a fundamental change in our approach to growth and marketing. We are moving away from an approach that fuels usage growth with marketing and promotional spend which has historically led to a deterioration of unit economics in phases of growth acceleration, without providing a sustainable foundation to scale the platform. Instead, we are now focused on enhancing the fundamentals of our platform and consumer value proposition to support the long-term growth of our business, in a sustainable and cost-effective manner.
Technology and Content Expense
Technology and Content expense reached $11.8 million in the first quarter of 2023, down 9% year-over-year and up 1% on a constant currency basis.
Technology is a core part of our DNA and we remain committed to improving the experience of our consumers and sellers as well as the efficiency of our operations through the continuous roll-out of new products and features. In particular, we rolled out an AI-powered recommendation engine at checkout on our food delivery platform. This module aims at increasing order value through the recommendation of frequently bought together items.
General and Administrative Expense
General & Administrative expense, excluding share-based compensation, reached $25 million in the first quarter of 2023, down 16% year-over-year and 5% on a constant currency basis. The staff costs component of G&A expense, excluding share-based compensation expense, decreased by 21% year-over-year, as result of the organizational changes undertaken in the fourth quarter of 2022. The first quarter of 2023 figures do not yet reflect the full impact of the headcount cuts of the fourth quarter of 2022, as the first quarter of 2023 still included the last months’ salaries of some of the leavers.
Operating loss
Operating loss was $30.9 million, down 54% year-over-year and 49% on a constant currency basis, as a result of the significant cost decreases over the period.

Adjusted EBITDA loss was $27.0 million, decreasing by 51% year-over-year and 47% on a constant currency basis.

Cash Position
•As of March 31, 2023, we had a liquidity position of $205.4 million comprised of $86.9 million of cash and cash equivalents and $118.6 million of Term deposits and other financial assets.
•Quarterly cash utilization, defined as the net decrease in cash & cash equivalents adjusted for foreign exchange effects and movements in term deposits and other financial assets, reached $23.5 million. This is a reduction in cash utilization of approximately 60% compared to both the first and fourth quarters of 2022.
•Working capital during the quarter had a positive cash effect of $7.4 million, largely a result of an improvement in the payable cycle, which has a positive cash effect of $6.2 million.

GUIDANCE
We remain committed to reducing our losses and accelerating our progress towards profitability and reiterate the full-year 2023 guidance provided previously.
We expect Adjusted EBITDA loss for the full year 2023 of $100 million to $120 million, compared to a loss of $207 million in 2022.
Adjusted EDITDA is a non-GAAP financial measure, which is provided on a forward-looking basis. We do not provide a reconciliation of Adjusted EDITDA on a forward-looking basis as we are unable to reasonably predict share-based payments expenses excluded from the GAAP financial measures without unreasonable efforts. This is due to the high variability and inherent difficulty of forecasting the development of our future share price. For the same reasons, we are unable to address the probable significance of the unavailable information. Non-GAAP forward-looking measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures.

We expect our continued cost discipline to drive efficiencies throughout 2023.
We expect Sales & Advertising expense of $30 million to $40 million, compared to $76 million in 2022, as we focus on the marketing channels that offer the best returns on investment and relevance for consumers.
We expect the organizational changes conducted during the fourth quarter of 2022 to drive staff cost savings in 2023. For the full year 2023, we expect General & Administrative expense, excluding share-based compensation, to reach between $90 million and $105 million, compared to $118 million in 2022.

The above forward-looking statements reflect our expectations as of May 23, 2023, are subject to change and involve inherent risks, which are partially or fully beyond our control. These risks include but are not limited to political and economic conditions across countries where we operate, the broader economic impact of the ongoing Russia-Ukraine conflict, global supply chain issues as well as new potential disruptions caused by COVID-19.
GOVERNANCE UPDATE
Effective as of May 23, 2023, Gilles Bogaert has resigned from the Supervisory Board of the Company. The Supervisory Board will nominate a new member to fill Mr. Bogaert’s vacancy at its 2023 annual general meeting.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call today, May 23rd, 2023 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:
US Toll Free: 888-506-0062
International: 973-528-0011
UK Toll Free: 0800 520 0845
Entry Code: 686426
A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/
An archived webcast will be available following the call.

(UNAUDITED)
Consolidated statement of comprehensive income as of March 31, 2022 and 2023

	For the three months ended
In thousands of USD	March 31, 2022	March 31, 2023
Revenue	47,594	46,271
Cost of revenue	(20,348)	(17,670)
Gross profit(1)	27,246	28,601
Fulfillment expense(1)	(24,109)	(15,969)
Sales and advertising expense	(18,836)	(5,827)
Technology and content expense	(12,954)	(11,785)
General and administrative expense(1)	(38,319)	(26,041)
Other operating income	608	210
Other operating expense	(22)	(47)
Operating loss	(66,386)	(30,858)
Finance income	3,687	3,117
Finance costs	(6,634)	(3,929)
Loss before Income tax	(69,333)	(31,670)
Income tax expense	(136)	(100)
Loss for the period	(69,469)	(31,770)
Attributable to:
Equity holders of the Company	(69,460)	(31,761)
Non-controlling interests	(9)	(9)
Loss for the period	(69,469)	(31,770)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain / (loss) on translation of foreign operations	49,475	59,467
Other comprehensive income / (loss) on net investment in foreign operations	(49,779)	(60,362)
Other comprehensive income / (loss) on financial assets at fair value through OCI	(7,237)	253
Other comprehensive income / (loss)	(7,541)	(642)
Total comprehensive loss for the period	(77,010)	(32,412)
Attributable to:
Equity holders of the Company	(77,009)	(32,396)
Non-controlling interests	(1)	(16)
Total comprehensive loss for the period	(77,010)	(32,412)
_________________________
(1) Restated figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘, and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. Impact of the restatement and reclassifications does not exceed 2% of previously reported figures. We have provided in appendix restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2022 and March 31, 2023

	As of
In thousands of USD	December 31, 2022	March 31, 2023
Assets
Non-current assets
Property and equipment	28,498	24,140
Deferred tax assets	710	719
Other taxes receivables	5,967	5,843
Other non-current assets	3,589	3,711
Total Non-current assets	38,764	34,413
Current assets
Inventories	11,437	11,478
Trade and other receivables	23,101	20,563
Income tax receivables	1,792	2,267
Other taxes receivable	6,368	6,672
Prepaid expenses	21,334	19,290
Term deposits and other financial assets	155,846	118,575
Cash and cash equivalents	71,579	86,861
Total Current assets	291,457	265,706
Total Assets	330,221	300,119
Equity and Liabilities
Equity
Share capital	235,659	235,659
Share premium	1,736,469	1,736,469
Other reserves	163,174	163,505
Accumulated losses	(1,960,584)	(1,992,342)
Equity attributable to the equity holders of the Company	174,718	143,291
Non-controlling interests	(469)	(485)
Total Equity	174,249	142,806
Liabilities
Non-current liabilities
Non-current borrowings	8,709	5,638
Trade and other payables	209	76
Deferred tax liabilities	899	247
Other taxes payable	1,749	2,144
Provisions for liabilities and other charges	889	717
Deferred income	345	212
Total Non-current liabilities	12,800	9,034
Current liabilities
Current borrowings	5,138	4,092
Trade and other payables	64,230	68,036
Income tax payables	12,986	13,796
Other taxes payable	20,947	21,799
Provisions for liabilities and other charges	35,899	36,298
Deferred income	3,972	4,258
Total Current liabilities	143,172	148,279
Total Liabilities	155,972	157,313
Total Equity and Liabilities	330,221	300,119

(UNAUDITED)
Consolidated statement of cash flows as of March 31, 2022 and 2023

	For the three months ended
In thousands of USD	March 31, 2022	March 31, 2023
Loss before Income tax	(69,337)	(31,669)
Depreciation and amortization of tangible and intangible assets	2,632	2,870
Impairment losses on loans, receivables and other assets	991	106
Impairment losses on obsolete inventories	431	114
Share-based payment (income) / expense	8,440	949
Net (gain)/loss from disposal of tangible and intangible assets	—	(13)
Change in provision for other liabilities and charges	817	451
Lease modification (income)/expense	(1)	31
Interest (income)/expense	(909)	(834)
Net foreign exchange (gain)/loss	(367)	2,172
Discounting effect (income) / expense	—	(85)
Net (gain)/loss on financial instruments at fair value through profit or loss	5,116	(237)
Impairment losses on financial assets at fair value through OCI	121	—
Share-based payment expense - settlement	—	(183)
(Increase)/Decrease in trade and other receivables, prepaid expenses and other tax receivables	(14,204)	3,077
(Increase)/Decrease in inventories	(6,143)	(872)
Increase/(Decrease) in trade and other payables, deferred income and other tax payables	(2,646)	6,236
Income taxes paid	(408)	(1,087)
Net cash flows used in operating activities	(75,467)	(18,974)
Cash flows from investing activities
Purchase of property and equipment	(1,646)	(811)
Proceeds from sale of property and equipment	—	34
Purchase of intangible assets	(19)	—
Interest received	758	735
Movement in other non-current assets	(327)	(350)
Movement in term deposits and other financial assets	51,183	38,830
Net cash flows (used in) / from investing activities	49,949	38,438
Cash flows from financing activities
Payment of lease interest	(346)	(361)
Repayment of lease liabilities	(1,106)	(2,337)
Equity transaction costs	—	(12)
Net cash flows (used in) / from financing activities	(1,452)	(2,710)
Net (decrease)/increase in cash and cash equivalents	(26,970)	16,754
Effect of exchange rate changes on cash and cash equivalents	(1,424)	(1,472)
Cash and cash equivalents at the beginning of the period	117,090	71,579
Cash and cash equivalents at the end of the period	88,696	86,861

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Consumers, Quarterly Active Consumers, Orders and GMV. We define Annual Active Consumers Quarterly Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:

Annual Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Annual Active Consumers and Quarterly Active Consumers are useful indicators of the adoption of our offering by consumers in our markets.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.

Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by consumers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.

JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.

General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based payment expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period. The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended March 31,
(USD million)	2022	2023
Loss for the period	(69.5)	(31.8)
Income tax expense	0.1	0.1
Net Finance costs / (income)	2.9	0.8
Depreciation and amortization	2.6	2.9
Share-based payment (income) / expense	8.4	0.9
Adjusted EBITDA	(55.3)	(27.0)

Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average monthly exchange rates for each month during 2021 and applying them to the corresponding months in 2022, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth the constant currency data for selected metrics.

	For the three months ended March 31
	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	2022	2023		2023
GMV	252.7	198.2	(21.6)%	236.7	(6.3)%
TPV	70.7	48.6	(31.3)%	61.3	(13.3)%
TPV as % of GMV	28.0%	24.5%		25.9%

Gross Profit(1)	27.2	28.6	5.0%	33.7	23.6%
Fulfillment expense(1)	(24.1)	(16.0)	(33.8)%	(18.8)	(22.2)%
Gross Profit after Fulfillment expense	3.1	12.6	302.7%	14.9	375.9%
Sales and Advertising expense	(18.8)	(5.8)	(69.1)%	(6.6)	(65.0)%
Technology and Content expense	(13.0)	(11.8)	(9.0)%	(12.8)	(1.0)%
G&A expense, excluding SBC(1)	(29.9)	(25.1)	(16.0)%	(28.4)	(5.0)%
Adjusted EBITDA	(55.3)	(27.0)	(51.1)%	(29.2)	(47.2)%
Operating Loss	(66.4)	(30.9)	(53.5)%	(33.5)	(49.5)%
_________________________
(1) Restated figures to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘, and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. Impact of the restatement and reclassifications does not exceed 2% of previously reported figures. We have provided in appendix restated quarterly 2022 figures for ‘Cost of Revenue’, ‘Gross Profit’, ‘Fulfillment Expense’ and ‘G&A Expense, excluding SBC’. Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.

Restated metrics for historical quarters
Selected 2022 metrics have been restated to reflect the impact of i) the restatement of direct costs of providing logistic services to non-sellers at Jumia from ‘Fulfillment Expense’ to ‘Cost of Revenue’, ii) the reclassification of payment processing costs from ‘Cost of Revenue’ to ‘Fulfillment Expense‘, and iii) the reclassification of payment processing costs from ‘General and Administrative Expense’ to ‘Fulfillment Expense’. Impact of the restatement and reclassifications does not exceed 2% of previously reported figures.
Further information on our accounting policy changes can be found in our Annual Report on Form 20-F for 2022.

In USD million	Q1.2022	Q2.2022	Q3.2022	Q4.2022
Cost of Revenue - published data	(19.9)	(26.9)	(17.5)	(25.4)
Cost of Revenue - after reclassification	(20.3)	(27.4)	(18.1)	(25.6)

Gross Profit - published data	27.7	30.4	33.0	41.0
Gross Profit - after reclassification	27.2	29.9	32.4	40.8

Fulfillment expense - published data	(24.3)	(27.8)	(23.6)	(24.0)
Fulfillment expense - after reclassification	(24.1)	(27.7)	(23.2)	(23.9)

G&A excluding share-based compensation - published data	(30.1)	(26.6)	(28.3)	(37.1)
G&A excluding share-based compensation - after reclassification(1)	(29.9)	(26.3)	(28.1)	(33.3)
_________________________
(1) Reclassification includes the presentation of $3.2 million as part of a new P&L line, “Termination Benefits” totaling $3.7mm in the fourth quarter of 2022, see 20F filing.